

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2021

Conor Flynn
Chief Executive Officer
Kimco Realty Corporation
500 North Broadway, Ste. 201
Jericho, New York 11753

> **Re: KIMCO REALTY CORP**
> **Registration Statement on Form S-4**
> **Filed May 28, 2021**
> **File No. 333-256587**

Dear Mr. Flynn:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Steven R. Green